3-1-02

1089642
1-14932

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock exchange announcement 27 March, 2002 at 4 pm

UPM-KYMMENE CORPORATION'S REDUCTION OF SHARE CAPITAL

According to the decision made by the UPM-Kymmene Corporation's Annual General Meeting held on 19 March, 2002, UPM-Kymmene Corporation's reduction of share capital has been registered today in the Trade Register. The share capital has been reduced by invalidating, without payment, 1,175,398 own shares held by the company. The share capital has been reduced by EUR 1,998,176.6 from EUR 441,818,479.10 to EUR 439,820,302.50. The number of shares has been reduced from 259,893,223 shares to 258,717,825 shares.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations